

October 25, 2010

Mr. Keith K. Katkin
President and Chief Executive Officer
Avanir Pharmaceuticals, Inc.
101 Enterprise, Suite 300
Aliso Viejo, CA 92656

> **Re:** **Avanir Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-15803**

Dear Mr. Katkin:

    We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Jeffrey P. Riedler
               Assistant Director